

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2022

Jay Madhu
Chief Executive Officer
Oxbridge Acquisition Corp.
Suite 201, 42 Edward Street
George Town, Grand Cayman
Cayman Islands, KY1-9006

> **Re: Oxbridge Acquisition Corp.**
> **Preliminary Proxy Statement on Form 14A**
> **Filed October 11, 2022**
> **File No. 001-40725**

Dear Jay Madhu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Curt Creely